China Pharma Holdings, Inc.
Second Floor, No. 17, Jinpan Road
Haikou, Hainan Province, China 570216

December 29, 2011

VIA EDGAR
Ms. Tabatha Akins
Staff Accountant
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	China Pharma Holdings, Inc.
Form 10-K for the fiscal year ended December 31, 2010
Filed March 3, 2011 and Amended March 17, 2011
Form 10-Q for the period ended March 31, 2011
Filed May 10, 2011
File No. 001-34471
Dear Ms. Akins:

China Pharma Holdings, Inc., a Delaware corporation (the “Company”), is in receipt of the letter from the staff of the Securities and Exchange Commission dated December 16, 2011 (the “Comment Letter”) to the Company, with respect to the subject filings.

As part of the discussion on the conference call among you, our auditor, Douglas D. Hawkes, Partner of HANSEN, BARNETT & MAXWELL, P.C. and our legal counsel, Elizabeth Chen, Partner of Pryor Cashman LLP on December 28, 2011, due to the holiday season and the efforts the Company needs to gather for a thorough response to the Comment Letter,  we hereby submit this written extension request for an extension of ten business days from the initial response due date January 3, 2012.  We expect to respond to the Comment Letter by January 18, 2012.

Please feel free to contact me or Elizabeth Chen, Esq. at 212-326-0199 or via fax at 212-798-6366,  in case you have any further comments or questions in this regard.

Very truly yours,

/s/ Zhilin Li
Zhilin Li
Chief Executive Officer